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                                EXHIBIT (99)(b)
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                               On letterhead of:

                              The Bank of Orleans


                                                             July 5, 1995


Dear Shareholder:

  You are cordially invited to attend a Special Meeting of Shareholders (the "Special Meeting") of The Bank of Orleans ("Orleans") on August 3, 1995.
The Special Meeting will be held at the office of Orleans located at 200 South Maple Street, Orleans, Indiana commencing at 10:00 a.m. local time.

  At the Special Meeting, shareholders will be asked to consider and vote upon a proposal to approve an Agreement and Plan of Reorganization (the "Reorganization Agreement") providing for the acquisition of Orleans by CNB Bancshares, Inc. ("CNB") by means of the merger of Orleans Interim Bank, a wholly owned subsidiary of CNB, into Orleans (the "Merger"). As a result of the Merger, each outstanding share of Orleans common stock, other than shares held by any shareholder properly exercising dissenters' rights, will be converted into the right to receive 6.37 shares of common stock of CNB, subject to possible downward adjustment based upon the closing book value of Orleans as of the end of the month immediately preceding the consummation of the Merger as set forth in the Reorganization Agreement and described in the accompanying Prospectus/Proxy Statement. Shareholders are urged to read carefully the accompanying Prospectus/Proxy Statement which describes the Merger and related matters in more detail.

  The Board of Directors of Orleans approved the Reorganization Agreement and recommends that you vote for approval of the Reorganization Agreement.

  The affirmative vote of the holders of a majority of the outstanding shares of Orleans common stock is required to approve the Reorganization Agreement. In addition to the approval of the Reorganization Agreement by the shareholders of Orleans, the Merger is subject to certain other conditions as described in the accompanying Prospectus/Proxy Statement.

  It is important that your shares be represented at the Special Meeting, whether or not you plan to attend in person. Therefore, we ask that you please sign and date the enclosed proxy card and mail it as soon as possible in the enclosed postage-paid envelope so that your shares will be represented at the Special Meeting. If you attend the Special Meeting, you may vote in person if you wish, even if you have previously mailed in your proxy card.


                               Sincerely,


                               William H. Tegarden
                               President and Chief Executive Officer